UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of February 2011
Commission File Number: 001-33611
Voltaire Ltd.
(Exact name of registrant as specified in its charter)
13 Zarchin Street
Ra’anana 43662, Israel
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Completion of Merger
On February 7, 2011, Mellanox Technologies, Ltd., a company formed under the laws of Israel (“Mellanox”) completed its previously announced acquisition of Voltaire Ltd., a company formed under the laws of Israel (“Voltaire”), pursuant to an Agreement of Merger entered into between Mellanox, Mondial Acquisition Corporation Ltd., a company formed under the laws of Israel and a wholly owned subsidiary of Mellanox (“Merger Sub”) and Voltaire (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Voltaire, with Voltaire surviving as a wholly owned subsidiary of Mellanox (the “Merger”). As consideration for the Merger and pursuant to the terms of the Merger Agreement, all outstanding ordinary shares of Voltaire were exchanged for the right to receive a cash amount equal to US$8.75, without interest.
The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement, a copy of which was filed as Exhibit 99.1 to Voltaire’s report on Form 6-K dated November 29, 2010 and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 7, 2011	VOLTAIRE LTD.

	By: Name:	/s/ Michael Gray Michael Gray
	Title:	Chief Financial Officer